Exhibit 99.1

OCM Denali Holdings, L.L.C.
Statements of Revenues and Direct Operating Expenses
and
Notes to the Statements of Revenues and Direct Operating
Expenses
(Unaudited)
Three Months Ended March 31, 2024 and 2023

Exhibit 99.1
Table of Contents

Page

Statements of Revenues and Direct Operating Expenses (Unaudited)	3
Notes to Statements of Revenues and Direct Operating Expenses (Unaudited)	4

Exhibit 99.1
OCM Denali Holdings, L.L.C.
Statements of Revenues and Direct Operating Expenses (Unaudited)

	Three Months Ended
(In thousands)	March 31, 2024	March 31, 2023
Revenues	$35,398	$42,512
Direct operating expenses	19,344	22,231
Excess of revenues over direct operating expenses	$16,054	$20,281

See accompanying Notes to the Statements of Revenues and Direct Operating Expenses.

Exhibit 99.1
OCM Denali Holdings, L.L.C. (“Oaktree”)
Notes to Statements of Revenues and Direct Operating Expenses (Unaudited)

Note 1 - Basis of Preparation

On June 6, 2024 Diversified Energy Company PLC (the “Company”) acquired Oaktree Capital Management, LP’s 100% membership interest in OCM Denali Holdings, LLC and its subsidiaries (the “Oaktree Transaction”), whose assets predominantly included non-operated working interests in producing wells and related facilities (the “Assets”).

The accompanying Statements of Revenues and Direct Operating Expenses represent the direct undivided interests in the revenues and direct operating expenses associated with the Assets. The Statements of Revenues and Direct Operating Expenses have been derived from the historical financial records related to the Assets. For purposes of these statements, all properties identified in the purchase agreement are included herein. During the periods presented, the Assets were not accounted for or operated as a separate entity, subsidiary, segment or division by Oaktree. Accordingly, a complete set of financial statements required by the Securities and Exchange Commission’s Regulation S-X, including a balance sheet and statement of cash flows, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) is not available or practicable to prepare for the Assets. The accompanying Statements of Revenues and Direct Operating Expenses vary from a complete income statement in accordance with U.S. GAAP in that it does not reflect certain expenses incurred in connection with the ownership and operation of the Assets, including but not limited to depreciation, depletion and amortization, impairments, accretion of asset retirement obligations, general and administrative expenses, interest expense and federal and state income taxes. These costs were not separately allocated to the working interests of the Assets in Oaktree’s accounting records. In addition, these Statements of Revenues and Direct Operating Expenses is not indicative of the results of operations for the Assets on a go forward basis.

The accompanying Statements for the three months ended March 31, 2024 and 2023 are unaudited. The unaudited interim statements have been prepared on the same basis as the annual statements. In the opinion of management, such unaudited interim statements reflect all normal recurring adjustments necessary for a fair statement of the revenues and direct operating expenses of the Assets.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Commodity revenue is derived from sales of natural gas, NGLs and oil products and is recognized when the customer obtains control of the commodity. This transfer generally occurs when the product is physically transferred into a vessel, pipe, sales meter or other delivery mechanism. This also represents the point at which the single performance obligation is carried out to the customer under contracts for the sale of natural gas, NGLs and oil.

Commodity revenue is recorded based on the volumes accepted each day by customers at the delivery point and is measured using the respective market price index for the applicable commodity plus or minus the applicable basis differential based on the quality of the product.

Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of the direct expenses of operating the Assets. Direct operating expenses include lease operating expenses, production taxes and gathering, processing and transportation costs. Lease operating expenses include well repair expenses, saltwater disposal costs, facility maintenance expenses, and other field-related expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment and facilities directly related to natural gas and oil production activities.

Use of Estimates

The Statements of Revenues and Direct Operating Expenses are derived from the historical operating statements of Oaktree. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the Statements of Revenues and Direct Operating Expenses. Actual results could differ from those estimates. Revenues and direct operating expenses relate to the historical net revenue interest and net working interest, respectively, in the Assets.

Note 3 - Subsequent Events

The Company has evaluated subsequent events through August 20, 2024, the date the Statements of Revenues and Direct Operating Expenses was available to be issued, and has concluded that no events, except as described in Note 1, need to be reported.